Q2 FY18 MANAGEMENT PRESENTATION 09 November 2017 Exhibit 99.4

PAGE CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy-backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and • statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. 2

PAGE CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 18 May 2017, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law. 3

PAGE USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include: • Adjusted EBIT; • Adjusted EBIT margin; • Adjusted net operating profit; • Adjusted diluted earnings per share; • Adjusted operating profit before income taxes; • Adjusted income tax expense; • Adjusted effective tax rate; • Adjusted EBITDA; • Adjusted EBITDA excluding Asbestos; and • Adjusted selling, general and administrative expenses (“Adjusted SG&A”) These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non- GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation , including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management Presentation. See the section titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. 4

PAGE AGENDA • Fermacell Acquisition – Louis Gries, CEO • Overview and Operating Review – Louis Gries, CEO • Financial Review – Matt Marsh, EVP and CFO • Questions and Answers – Q2 • Questions and Answers – Fermacell Acquisition 5

FERMACELL ACQUISITION Louis Gries, CEO

PAGE Fermacell: Transaction Summary 7 Valuation ► All-cash transaction valued at €473 million (approximately US$549 million) ► Represents ~9x multiple on projected CY2017 EBITDA Financial Impact Financing ► Committed bridge financing from HSBC ► Plan to replace bridge financing with long-term debt ► Above net debt leverage target range, in the short term Closing ► Estimated completion in Q4 FY2018 ► Subject to customary closing conditions ► Accretive in year 2 ► Accretive in year 1 excluding transaction, integration and other one time costs Fermacell is Europe’s leading producer of premium fiber gypsum boards

PAGE Fermacell: Transaction Rationale 8 Compelling Strategic Fit Creates Platform for Leading European Fiber Cement Business Attractive Opportunity ► Category leader ► Differentiated product ► Strong brand ► Technical Sales ► Track record of growth ► Strong management team ► Deep knowledge of European markets ► Strong industry relationships ► Established technical salesforce ► Routes to market ► Strong brand recognition ► Accretive in year 2 ► Delivers strong returns and cash flow ► Long-term upside growth potential

PAGE Fermacell: Leading Producer of Premium Fiber Gypsum Boards 9 ► Differentiated category of fiber gypsum and floor boards ► Top player in the category ► A European business of scale ► Consistent, profitable growth ► Strong management team Commercial Residential New Construction Residential Repair & Remodel Top 5 Countries/Regions by Revenue Revenue by Segment Germany Switzerland / Austria France Scandinavia BeNeLux

PAGE Fermacell: a European Business of Scale 10 Manufacturing R&D Headquarters Countries with own salesforce (exl. UAE) ► CY2017 projected revenue of ~€270million ► ~800 employees ► 6 manufacturing plants ► Salesforce in 12 countries ► #1 category share position in key countries ► HQ in Germany

PAGE Transaction Enables Step-Change Growth in Fiber Cement 11 What we can leverage from Fermacell… …leading to a step- change in Fiber Cement Growth …enables strong returns for Fiber Cement Deep knowledge of European markets Strong industry relationships Established technical salesforce Routes to market: Channel and Customer Strong brand recognition European-specific fiber cement product development Local fiber cement manufacturing Potential technology sharing benefits between fiber gypsum and fiber cement

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

GROUP OVERVIEW

Adjusted Net Operating Profit[1]					
2nd Qtr			Half Year		
US$73.9M	↓	1%	US$135.6M	↓	4%

Adjusted Diluted EPS[1]					
2nd Qtr			Half Year		
US17 cents		Flat	US31 cents	↓	3%

Adjusted EBIT [2]					
2nd Qtr			Half Year		
US$104.1M	↓	2%	US$192.4M	↓	6%

Net Operating Cash Flow		
Half Year		
US$98.0M	↓	25%

Adjusted EBIT Margin % [2]					
2nd Qtr			Half Year		
19.8%	↓	1.6 pts	18.6%	↓	2.3 pts

- North America Fiber Cement: Manufacturing stabilizing and improving; volume still tracking slightly behind market index due to prior year capacity constraint. Confident we are on the right track.
- International Fiber Cement out performing expectations
- Declared first half ordinary dividend of US10.0 cents per security

1 *Excludes Asbestos related expenses and adjustments and tax adjustments*
2 *Excludes Asbestos related expenses and adjustments*

James Hardie PAGE 13

PAGE NORTH AMERICA FIBER CEMENT SUMMARY Volume • Growth below market index • FY17 capacity constraint dampened FY18 demand Price • Favorably impacted by annual changes in strategic pricing effective April 2017; and tactical pricing strategies Manufacturing Capacity and Production Costs • Stabilizing and performance improving quarter-to-quarter • Prior year analysis impacted by inefficiencies resulting from capacity constraint not fully reflected in 1H’17 results EBIT • 1H’18 EBIT decreased compared to pcp, primarily driven by the higher production costs and higher freight cost • Partially offset by higher average net price compared to pcp 14 Q2'18 1H'18 Net Sales US$398.1M US$791.2M 4% 5% Sales Volume 561.6 mmsf 1,123.1 mmsf 2% FLAT Average Price US$702 per msf US$697 per msf 6% 5% EBIT US$97.4M US$177.2M FLAT 8%

PAGE NORTH AMERICA DELIVERED UNIT COST 15 • Delivered unit cost improved Q2FY18 vs Q1FY18 • Throughputs, freight and spending all improved Q2FY18 vs Q1FY18 • Continued improvements expected throughout the second half of FY18 • Delivered unit cost in Q2 FY18 and 1H FY18 remains higher than pcp

PAGE 0 5 10 15 20 25 30 0 10 20 30 40 50 60 70 80 90 100 FY13 FY14 FY15 FY16 FY17 FY18 EBI T M argi n EBI T US$ M Quarterly EBIT and EBIT Margin1 EBIT EBIT/Sales NORTH AMERICA FIBER CEMENT 16 HY FY18 EBIT Margin % down 310 bps to 22.4% compared to pcp, but remains within target range 1 Excludes asset impairment charges of US$5.8 million in Q3 FY13 and US$11.1 million in Q4 FY13

PAGE NORTH AMERICA FIBER CEMENT 17 • Strategic price increase effective April 2017 • Satisfied with tactical pricing and price positioning • US housing starts outpace our volume growth 1 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau $0 $400 $800 $1,200 $1,600 0 500 1,000 1,500 2,000 2,500 3,000 Re ve nu e ( US $M ) JH V ol ume (m m sf) , S ta rt s ( 00 0s U ni ts ) Top Line Growth1 JH Volume Housing Starts JH Revenue 630 616 641 666 669 665 697 550 590 630 670 710 FY12 FY13 FY14 FY15 FY16 FY17 1H'18 US $ pe r M SF Average Net Sales Price

PAGE 18 Volume • Growth primarily in our Philippines and Australian businesses Lower average selling price compared to pcp • Favorably impacted by modest annual changes in Australia strategic pricing • Adversely impacted by tactical pricing strategies and volume growth in the Philippines EBIT • Strong results driven by volume growth and a higher average net sales price in our Australian business INTERNATIONAL FIBER CEMENT SUMMARY Q2'18 1H'18 Net Sales US$123.9M US$234.7M 16% 12% Sales Volume 139.4 mmsf 268.1 mmsf 15% 9% Average Price US$785 per msf US$776 per msf 4% 1% EBIT US$30.8M US$57.0M 20% 15%

PAGE INTERNATIONAL FIBER CEMENT (USD) 19 Australia • Strong market and PDG performance • EBIT favorably impacted by volume, price and product mix New Zealand • Higher net sales driven by higher volume • Higher EBIT driven by increased net sales and reduced SG&A expenses Philippines • Q2 favorably impacted by strong volume • 1H EBIT unfavorably impacted by tactical pricing strategies Europe • Higher net sales and EBIT for the quarter due to favorable foreign translation impact • Lower net sales and EBIT for the half year driven by lower volume in certain regions Volume Net Sales EBIT Volume Net Sales EBIT Australia Q2'18 1H'18 Australia Volume Net Sales EBIT Volume Net Sales EBIT 1H'18 New Zealand Q2'18 New Zealand Volume Net Sales EBIT Volume Net Sales EBIT Europe 1H'18 Europe Q2'18 Volume Net Sales EBIT Volume Net Sales EBIT Philippines 1H'18Q2'18 Philippines

FINANCIAL REVIEW Matt Marsh, EVP and CFO

PAGE Net sales increased 6% • Higher average net sales price in North America Fiber Cement segment • Volume growth in International Fiber Cement segment Gross profit increased 3%, gross margin % down 110 bps SG&A expenses increased 9% Adjusted net operating profit decreased 1% • North America Fiber Cement segment EBIT was flat versus pcp • International Fiber Cement segment EBIT increased 20% versus pcp RESULTS – 2nd QUARTER FY18 21 1 Excludes Asbestos related expenses and adjustments 2 Excludes Asbestos related expenses and adjustments and tax adjustments US$ Millions Q2'18 Q2'17 % Change Net sales 525.8 495.8 6 Gross profit 187.2 182.1 3 SG&A expenses (75.0) (69.1) (9) EBIT 97.1 88.5 10 Net operating profit 66.4 57.0 16 Adjusted EBIT 1 104.1 106.1 (2) Adjusted net operating profit 2 73.9 74.7 (1) Three Months Ended 30 September

PAGE Net sales increased 6% • Higher average net sales price in North America Fiber Cement segment • Volume growth in International Fiber Cement segment Gross profit decreased 1%, gross margin % down 240 bps SG&A expenses increased 5% • Investing in future growth and organization capability Adjusted net operating profit decreased 4% • North America Fiber Cement segment EBIT decreased 8% versus pcp • International Fiber Cement Segment EBIT increased 15% versus pcp RESULTS – HALF YEAR FY18 22 1 Excludes Asbestos related expenses and adjustments 2 Excludes Asbestos related expenses and adjustments and tax adjustments US$ Millions 1H'18 1H'17 % Change Net sales 1,033.5 973.5 6 Gross profit 356.2 358.9 (1) SG&A expenses (148.5) (141.1) (5) EBIT 181.1 206.3 (12) Net operating profit 123.8 144.1 (14) Adjusted EBIT 1 192.4 203.7 (6) Adjusted net operating profit 2 135.6 141.4 (4) Half Year Ended 30 September

PAGE 1 As Reported 1H'18 figures converted using 1H'17 weighted average exchange rates 2 Reflects the difference between 1H'18 As Reported and 1H'18 using 1H'17 w ighted average exchange rates CHANGES IN AUD vs. USD 23 0.60 0.70 0.80 30 Sep 15 31 Dec 15 31 Mar 16 30 Jun 16 30 Sep 16 31 Dec 16 31 Mar 17 30 Jun 17 30 Sep 17 AU D/USD Ex cha nge Ra te $ Favorable % 1.9 - 0.9 - 0.8 - 1.4 t 1% Translation Impact 2 US$ Millions 1H'18 1H'17 % Change 1H'18 % Change Net Sales $ 1,033.5 973.5 t 6% $ 1,031.6 t 6% Gross Profit 356.2 358.9 u 1% 355.3 u 1% Adjusted EBIT 192.4 203.7 u 6% 191.6 u 6% Adjusted net operating profit $ 135.6 141.4 u 4% $ 134.2 u 5% As Reported Excluding Translation Impact 1

PAGE NORTH AMERICA INPUT COSTS • The price of NBSK pulp increased 11% compared to pcp • Cement prices continue to rise, up 5% compared to pcp • Freight market prices increased 16% compared to pcp • Gas prices are up 13% compared to pcp • Electricity prices are down 5% compared to pcp 24 The information underlying the table above is sourced as follows: • Pulp – Cost per ton – from RISI • Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration • Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration • Cement – Relative index from the Bureau of Labor Statistics • Freight – Cost per mile – from Dial-a-Truck Solutions • Gas and Electric prices for Q2’18 are based on Q1’18 actuals 0 1 2 3 4 5 6 7 8 9 10 0 200 400 600 800 1,000 1,200 Q2'15 Q3'15 Q4'15 Q1'16 Q2'16 Q3'16 Q4'16 Q1'17 Q2'17 Q3'17 Q4'17 Q1'18 Q2'18 Ce m en t, Ga s, Ele ct ric a nd F re igh t P ric es Pu lp P ric es Quarterly US Input Costs PULP GAS ELECTRIC CEMENT FREIGHT

PAGE NORTH AMERICA FIBER CEMENT – Q2 FY18 vs Q1 FY18 25 2Q’18 Gross margin improved 270 bps compared to 1Q’18 • Average net sales price improved  Full quarter of strategic price change  Tactical pricing • Production costs improved as expected • Continuing to invest in SG&A and organization capability, although declining as a percentage of revenue • EBIT margin increased 420 basis points to 24.5% 702.0 693.0 Q2 FY18 Q1 FY18 Average net sales price (per msf) 561.6 561.5 Q2 FY18 Q1 FY18 Volume (mmsf) 24.5 20.3 Q2 FY18 Q1 FY18 EBIT margin (%)

PAGE North America Fiber Cement EBIT summary • Q2 EBIT remained flat and 1H EBIT decreased 8% compared to pcp • Primarily driven by higher production costs and increased SG&A expenses SEGMENT EBIT – 2nd QUARTER and HALF YEAR FY18 26 International Fiber Cement EBIT summary • Q2 EBIT increased 20% and 1H EBIT increased 15% compared to pcp • Strong volume growth in the Philippines and Australia • Favorable conditions in our addressable markets and increased market penetration in Australia 91.4 97.7 97.4 182.4 192.3 177.2 0 50 100 150 200 250 FY16 FY17 FY18 US $ M ill io ns North America Fiber Cement Q2 EBIT 1H EBIT 22.2 25.7 30.8 42.2 49.6 57.0 0 15 30 45 60 FY16 FY17 FY18 US $ M ill io ns International Fiber Cement Q2 EBIT 1H EBIT

PAGE Other Businesses • Incremental investment in product and manufacturing capabilities R&D • On strategy to invest 2-3% of net sales General Corporate Costs • Increase driven by higher discretionary expenses and decrease in recognized foreign exchange gains • 1H increase partially offset by the gain on the sale of a storage building near our Fontana facility in Q1 FY18 SEGMENT EBIT – 2nd QUARTER and HALF YEAR FY18 27 1 Excludes Asbestos related expenses and adjustments (2.1) (1.2) (2.1) (4.1) (2.6) (3.9) (5) (4) (3) (2) (1) 0 FY16 FY17 FY18 US $ Mi lli on s Other Businesses Q2 EBIT 1H EBIT (6.0) (6.0) (7.2) (12.0) (12.1) (13.3) (15) (10) (5) 0 FY16 FY17 FY18 US $ Mi lli on s Research and Development Q2 EBIT 1H EBIT (10.1) (10.1) (14.8) (23.6) (23.5) (24.6) (30) (20) (10) 0 FY16 FY17 FY18 US $ Mi lli on s General Corporate Costs 1 Q2 EBIT 1H EBIT

PAGE 1 Includes Asbestos adjustments, AICF SG&A expenses and net AICF interest (income) expense 2 Excludes tax effects of Asbestos and other tax adjustments 23.8% estimated adjusted effective tax rate for the year • Adjusted income tax expense decreased due to changes in geographical mix of earnings, and a lower Adjusted operating profit before income taxes • Income taxes are paid and payable in Ireland, the US, Canada, New Zealand and the Philippines • Income taxes are not currently paid or payable in Europe (excluding Ireland) or Australia due to tax losses. Australian tax losses primarily result from deductions relating to contributions to AICF INCOME TAX 28 US$ Millions Q2’18 Q2’17 1H'18 1H'17 Operating profit before taxes 90.3 82.0 167.4 193.0 Asbestos adjustments 1 6.4 17.5 10.6 (2.0) Adjusted operating profit before income taxes 96.7 99.5 178.0 191.0 Adjusted income tax expense 2 (22.8) (24.8) (42.4) (49.6) Adjusted effective tax rate 23.6% 24.9% 23.8% 26.0% Income tax exp ns (23.9) (25.0) (43.6) (48.9) Income taxes paid 21.2 38.0 Income taxes pay ble 4.0 1.2 Three Months and Half Year Ended 30 September

PAGE 1 CASHFLOW 29 Decrease in net operating cash flow • Building inventory levels • Increase in the payment to AICF Higher investing activities • Increase in capacity expansion related capital expenditures • Includes proceeds from the sale of a storage building near our Fontana facility Lower financing activities • Decrease driven by lower share buyback activity 1 Excludes AP related to capital expenditures 2 Includes capitalized interest 3 Distinct from the term defined by the AFFA for purposes of calculating our annual contribution to AICF 4 Includes debt issuance costs US$ Millions 1H'18 1H'17 Change (%) Net Income 123.8 144.1 (14) Adjustment for non-cash items 71.1 54.8 30 Annual AICF contribution (102.2) (91.1) (12) Operating working capital 1 (11.7) 36.6 Other net operating activities 17.0 (13.5) Cash Flow from Operations 98.0 130.9 (25) Purchases of property, plant and equipment 2 (85.4) (36.7) Proceeds from sale of property, plant and equipment 7.9 - Free Cash Flow 3 20.5 94.2 (78) Dividends paid (131.3) (130.2) (1) Net proceeds from borrowings and notes 4 115.0 110.6 4 Share related activiti s 0.2 (97.1) Free Cash Flow after Financing Activities 4.4 (22.5)

PAGE CAPITAL EXPENDITURES • Half year CAPEX spend of US$83.6 million increased US$48.0 million compared to pcp • North America capacity projects during Q2 FY18:  Completed the start-up of the 4th sheet machine at our Plant City facility  Continued the start-up at our Summerville facility  Continued construction of a greenfield expansion in Tacoma, expected commissioning Q1 FY19  Continued planning our Prattville, Alabama facility. Expected to be commissioned in 1H FY20 • Continued to expand capacity at our Philippines facility, expected to be completed 2H FY18 0 10 20 30 40 50 60 Q1 FY17 Q2 FY17 Q3 FY17 Q4 FY17 Q1 FY18 Q2 FY18 U S $ M il li o n s CAPEX Spend Capacity Maintenance & Other 30

PAGE FINANCIAL MANAGEMENT SUPPORTING GROWTH 31 Strong Financial Management Disciplined Capital Allocation Liquidity and Funding • Strong margins and operating cash flows • Strong governance and transparency • Investment-grade financial management • Invest in R&D and capacity expansion to support organic growth • Maintain ordinary dividends within the defined payout ratio • Flexibility for:  Accretive and strategic inorganic opportunities  Cyclical market volatility  Further shareholder returns when appropriate • Conservative leveraging of balance sheet at a target within 1-2 times Adjusted EBITDA excluding asbestos  US$500 million of unsecured revolving credit facility; US$400 million senior unsecured notes at Q2 FY18  Weighted average maturity of 3.2 years on bank facilities; 4.2 years on total debt at Q2 FY18  42% liquidity on bank debt at Q2 FY18 Financial management consistent with investment grade credit Ability to withstand market cycles and other unanticipated events Moody’s S&P Fitch Ba1 upgraded Jun’16 outlook stable BB affirmed Feb’17 outlook positive BBB- affirmed Mar’17 outlook stable

PAGE LIQUIDITY PROFILE 32 Strong balance sheet  US$78.8 million cash  US$601.9 million net debt3 at 30 September 2017  42% liquidity on bank debt at 30 September 2017 Corporate debt structure  US$500 million unsecured revolving credit facility, with a December 2020 maturity  US$400 million senior unsecured notes2 maturing February 2023 Leverage strategy  1.39x net debt to Adjusted EBITDA excluding asbestos; within the 1-2x leverage target range $400 $400 $500 $290 $250 Available Debt Outstanding at 30 September 2017 Debt Profile US$ Millions Senior Notes Bank Facilities Accordion 2 1 1 Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved 2 Callable from 15 February 2018; callable at par from 15 February 2021 3 Excludes Short-term debt – Asbestos; includes unamortized OID ($1.7 million); bond premium ($1.9 million) and debt issuance costs ($9.5 million)

PAGE FY2018 GUIDANCE • Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2018 is between US$251 million and US$279 million • Management expects full year Adjusted net operating profit to be between US$245 million and US$275 million assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecast of new construction starts between approximately 1.2 and 1.3 million, input prices remain consistent and an average USD/AUD exchange rate that is at or near current levels for the remainder of the year • Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile. Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods 33

QUESTIONS- Q2

QUESTIONS – FERMACELL ACQUISITION

APPENDIX

PAGE FINANCIAL SUMMARY 1 Excludes Asbestos related expenses and adjustments 2 Excludes AICF interest income/expense 37 US$ Millions Q2'18 Q2'17 % Change 1H'18 1H'17 % Change Net Sales North America Fiber Cement 398.1$ 384.5$ 4 791.2$ 754.8$ 5 International Fiber Cement 123.9 106.6 16 234.7 209.5 12 Other Businesses 3.8 4.7 (19) 7.6 9.2 (17) Total Net Sales 525.8$ 495.8$ 6 1,033.5$ 973.5$ 6 EBIT North America Fiber Cement 97.4$ 97.7$ - 177.2$ 192.3$ (8) International Fiber Cement 30.8 25.7 20 57.0 49.6 15 Other Businesses (2.1) (1.2) (75) (3.9) (2.6) (50) Research & Development (7.2) (6.0) (20) (13.3) (12.1) (10) General Corporate 1 (14.8) (10.1) (47) (24.6) (23.5) (5) Adjusted EBIT 104.1$ 106.1$ (2) 192.4$ 203.7$ (6) Net interest expense 2 (7.4) (7.1) (4) (14.0) (12.5) (12) Other income (expense) - 0.5 - (0.4) (0.2) - Adjusted income tax expense (22.8) (24.8) 8 (42.4) (49.6) 15 Adjusted net operating profit 73.9$ 74.7$ (1) 135.6$ 141.4$ (4) Three Months and Half Year Ended 30 September

ASBESTOS CLAIMS DATA



Claims Received
156
144
131
302
288
285
Q2'18 Actuals
Q2'18 Actuarial Estimates
Q2'17 Actuals
1H'18 Actuals
1H'18 Actuarial Estimates
1H'17 Actuals



Average Claim Settlement (A$)[1]
305,000
283,000
226,000
264,000
283,000
225,000
Q2'18 Actuals
Q2'18 Actuarial Estimates
Q2'17 Actuals
1H'18 Actuals
1H'18 Actuarial Estimates
1H'17 Actuals

- Quarter and half year claims received were 8% and 5% above actuarial estimates, respectively
- Quarter and half year claims received increased by 19% and 6%, respectively, compared to pcp
- Claims reporting during the half year for mesothelioma:
  - 11% higher than actuarial estimates
  - 13% higher than pcp
- Average claim settlement for the half year was 7% below actuarial estimates:
  - Lower average claim settlement sizes across most disease types
  - Lower average claim size for non-large mesothelioma claims
  - Favorable large claims experience

[1] *Average claim settlement is derived as the total amount paid divided by the number of non-nil claim*

James Hardie
PAGE 38

PAGE DEPRECIATION AND AMORTIZATION 39 US$ Millions Q2'18 Q2'17 1H'18 1H'17 Depreciation and amortization North America Fiber Cement 18.2$ 15.2$ 35.3$ 30.2$ International Fiber Cement 3.3 3.0 6.4 5.9 Other Businesses 0.6 0.6 1.1 1.1 Research and Development 0.4 0.5 0.8 0.9 General Corporate 0.9 1.1 1.6 1.8 Total depreciation and amortization 23.4$ 20.4$ 45.2$ 39.9$ Three Months and Half Year Ended 30 September

PAGE NON-US GAAP FINANCIAL MEASURES AND TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Condensed Consolidated Financial Statements Definitions EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non-financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd 40

PAGE NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements: 41 Management's Analysis of Results and Consolidated Statements of Operations Media Release and Other Comprehensive Income (Loss) (US GAAP) Net sales Net sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling, general and administrative expenses Selling, general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income O r i c (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-US GAAP descriptions used by Australian companies.

PAGE Financial Measures – US GAAP equivalents NON-US GAAP FINANCIAL MEASURES 42 Adjusted EBIT US$ Millions Q2'18 Q2'17 1H'18 1H'17 EBIT 97.1$ 88.5$ 181.1$ 206.3$ Asb stos: Asbestos adjustments 6.6 17.2 10.5 (3.4) AICF SG&A expenses 0.4 0.4 0.8 0.8 Adjusted EBIT 104.1$ 106.1$ 192.4$ 203.7$ Net sales 525.8$ 495.8$ 1,033.5$ 973.5$ Adjusted EBIT margin 19.8% 21.4% 18.6% 20.9% Three Months and Half Year Ended 30 September dj ted net operating profit US$ Millions Q2'18 Q2'17 1H'18 1H'17 et operating profit 66.4$ 57.0$ 123.8$ 144.1$ Asbestos: Asbestos adjustments 6.6 17.2 10.5 (3.4) AICF SG&A expenses 0.4 0.4 0.8 0.8 AICF interest (income) expense, net (0.6) (0.1) (0.7) 0.6 Asbestos and other tax adjustments 1.1 0.2 1.2 (0.7) Adjusted net operating profit 73.9$ 74.7$ 135.6$ 141.4$ Three Months and Half Year Ended 30 September

PAGE 43 NON-US GAAP FINANCIAL MEASURES Adjusted diluted earnings per share Q2'18 Q2'17 1H'18 1H'17 Adjusted net operating profit (US$ Millions) 73.9$ 74.7$ 135.6$ 141.4$ Weighted average common shares outstanding - Diluted (millions) 441.5 445.4 441.5 446.4 Adjusted diluted earnings per share (US cents) 17 17 31 32 Three Months and Half Year Ended 30 September Adjusted effective tax rate US$ Millions Q2'18 Q2'17 1H'18 1H'17 Operating profit before income taxes 90.3$ 82.0$ 167.4$ 193.0$ Asbestos: Asbestos adjustments 6.6 17.2 10.5 (3.4) AICF SG&A expenses 0.4 0.4 0.8 0.8 AICF interest (income) expense, net (0 6) (0 1) (0 7) 0 6 Adjus operating profit before income taxes 96.7$ 99.5$ 178.0$ 191.0$ Income tax expense (23.9)$ (25.0)$ (43.6)$ (48.9)$ Asbestos and other tax adjustments 1.1 0.2 1.2 (0.7) Adjusted income tax expense (22.8)$ (24.8)$ (42.4)$ (49.6)$ Effective tax rate 26.5% 30.5% 26.0% 25.3% Adjusted effective tax rate 23.6% 24.9% 23.8% 26.0% Three Months and Half Year Ended 30 September

PAGE NON-US GAAP FINANCIAL MEASURES 44 Adjusted EBITDA excluding Asbestos US$ Millions Q2'18 Q2'17 1H'18 1H'17 EBIT 97.1$ 88.5$ 181.1$ 206.3$ Depreciation and amortization 23.4 20.4 45.2 39.9 Adjusted EBITDA 120.5$ 108.9$ 226.3$ 246.2$ Asbestos: Asbestos adjustments 6.6 17.2 10.5 (3.4) AICF SG&A expenses 0.4 0.4 0.8 0.8 Adjusted EBITDA excluding Asbestos 127.5$ 126.5$ 237.6$ 243.6$ Three Months and Half Year Ended 30 September Adjusted selling, general and administrative expenses ("Adjusted SG&A") US$ Millions Q2'18 Q2'17 1H'18 1H'17 SG&A expens s 75 0$ 69 1$ 148 5$ 141 1$ Excluding: AICF SG&A expenses (0.4) (0.4) (0.8) (0.8) Adjusted SG&A expenses 74.6$ 68.7$ 147.7$ 140.3$ Net sales 525.8$ 495.8$ 1,033.5$ 973.5$ SG&A expenses as a percentage of net sales 14.3% 13.9% 14.4% 14.5% Adjusted SG&A expenses as a percentage of net sales 14.2% 13.9% 14.3% 14.4% Three Months and Half Year Ended 30 September

Q2 FY18 MANAGEMENT PRESENTATION 09 November 2017